SD 3/3/03

VF 2-27-03

03002511

[UNITED] STATES
[SECURITIES AND EXC]HANGE COMMISSION
[WASHINGTON], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C.

SEC FILE NUMBER
8-52119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2001 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADE WALL STREET INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 NORTH OHIO ST
(No. and Street)

ARLINGTON, VA 22205
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT SHAPIRO 703 379-7888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EGO AND COMPANY
(Name – *if individual, state last, first, middle name*)

7600 GEORGIA AVE N.W. WASHINGTON, DC 20012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, BRUNO FERNANDES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADE WALL STREET INC, as of FEBRUARY 25, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
TRADE WALL STREET, INC.

FOR 14-MONTHS ENDED
DECEMBER 31, 2002 and
YEAR ENDED OCTOBER 31, 2001

AUDITED FINANCIAL STATEMENTS
FOR THE 14-MONTHS ENDED DECEMBER 31, 2002
AND YEAR ENDED OCTOBER 31, 2001
AND
(INDEPENDENT AUDITOR'S REPORT THEREON)

TRADE WALL STREET, INC.
DECEMBER 31, 2002 and OCTOBER 31, 2001

Table of Contents

EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Trade Wall Street, Inc.
Arlington, VA

We have audited the accompanying balance sheets of Trade Wall Street, Inc. (TWS), as of December 31, 2002 and October 31, 2001, and the related statements of income, stockholders' equity and cash flows for the fourteen months and twelve months then ended, respectively. These financial statements are the responsibility of TWS' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Wall Street, Inc. as of December 31, 2002 and October 31, 2001, and the results of its operations and its cash flows for the fourteen months and twelve months, respectively, then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements described in the first paragraph. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information in those schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ego & Company, P.C.

Washington, DC
February 21, 2002

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

TRADE WALL STREET, INC.
Balance Sheets
December 31, 2002 and October 31, 2001

	Year 2002	Year 2001
Assets:		
Cash (Note 3)	$ 7,849	$ 26,593
Accounts receivable	1,182	1,182
Commission receviable	346	8,557
Clearing deposit (Note 4)	35,000	30,000
Organizational costs, net (Note 5)	1,564	2,682
Total Assets	$ 45,941	$ 69,014
Liabilities & Stockholders' Equity:		
Liabilities:		
Accounts payable	$ 854	$ 10,650
Total Liabilities	854	10,650
Stockholders' Equity:		
Common stock	11,000	11,000
Additional paid-in capital	90,325	52,148
Retained earnings	(56,238)	(4,784)
Total Stockholders' Equity	45,087	58,364
Total Liabilities & Stockholders' Equity	$ 45,941	$ 69,014

The accompanying notes are an integral part of these financial statements

TRADE WALL STREET, INC.
Income Statements
For the 14-Months Ended December 31, 2002 and
Year Ended October 31, 2001

	2002	2001
REVENUES:		
Commissions revenue	$ 91,077	$ 167,769
Interest income	103	948
Other income	385	4,210
Total Revenues	$ 91,565	$ 172,927
EXPENSES:		
Payroll expenses	$ 45,025	$ 33,790
Advertising	1,675	3,899
Clearing charges	58,357	92,986
Dues & subscription	172	1,610
Insurance	7,384	12,194
Postage & delivery	442	2,603
Printing & reproduction	-	508
Licenses & permits	849	405
Office supplies	1,192	2,003
Amortization expense	1,118	894
Professional fees	16,309	18,223
Telephone	6,049	6,076
Bank service charges	586	409
Travel & entertainment	479	2,789
Miscellaneous expense	3,382	4,384
Total Expenses	$ 143,019	$ 182,773
Income/(loss) before provision of taxes	(51,454)	(9,846)
Provision of taxes		
Net Income/(loss)	$ (51,454)	$ (9,846)

The accompanying notes are an integral part of these financial statements

TRADE WALL STREET, INC.
Statements of Cash Flows
For the 14-Months Ended December 31, 2002 and
Year Ended October 31, 2001

	14-Months 2002	Year 2001
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (loss)	$ (51,454)	$ (9,846)
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	1,118	894
Increase in accounts receivable	-	(1,182)
(Increase)/decrease in commission receivable	8,211	(5,795)
(Increase)/decrease in clearing deposits	(5,000)	-
Increase/(decrease) in accounts payable	(9,796)	10,650
Net Cash Provided by (used in) Operating Activities	$ (56,921)	$ (5,279)
CASH FLOW FROM INVESTING ACTIVITIES		
Net acquisition of assets	-	-
Net Cash Used in Investing Activities	$ -	$ -
CASH FLOW FROM FINANCING ACTIVITIES		
Net proceeds from paid-in capital	38,177	17,648
Net Cash provided by financing activities	$ 38,177	$ 17,648
NET DECREASE IN CASH AND CASH EQUIVALENT	(18,744)	12,369
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	26,593	14,224
CASH AND CASH EQUIVALENT, END OF YEAR	$ 7,849	$ 26,593

The accompanying notes are an integral part of these financial statements

TRADE WALL STREET, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 and OCTOBER 31, 2001

1. Organization

Trade Wall Street, Inc. (TWS) was incorporated in the state of Delaware in October 1999 to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker. TWS also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. TWS operates brokerage services through three clearing organizations: Success Trade, FISERV Correspondent Services, Inc. and Computer Clearing Services, Inc. TWS' clients send money directly to these clearing organizations for deposit into TWS accounts. TWS collects commission fees for its services to its clients. TWS is currently registered to do business in 13 states, but aims to register in most states of the United States.

2. Summary of Significant Accounting Policies

a. Basis of Accounting

TWS has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed.

b. Cash and Cash Equivalents

For financial statement purposes, TWS considers demand deposits and money market funds to be cash and cash equivalents.

c. Equipment, Furniture & Fixtures and Related Depreciation

TWS capitalizes all expenditures greater than $500 for furniture and equipment. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. Organizational costs are capitalized and amortized over 60 months using straight-line method.

d. Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

TRADE WALL STREET, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 and OCTOBER 31, 2001

e. Change in Reporting Year

During the year, management changed its reporting year from October 31, to December 31, of each year, effective for the period ended December 31, 2002. Accordingly, transactions for the fourteen months ended December 31, 2002 were reported and reflected in the 2002 financial statements. However, transactions for twelve months ended October 31, 2001 were still reflected in the 2001 financial statements included here for comparative purposes.

3. Cash and Cash Equivalents

TWS receives all of its revenue from fees charged for its mortgage lending services. During the year, TWS maintained one regular savings account and two checking accounts at United Bank. TWS also maintained a savings account with FISERV Correspondent services, Inc. The total cash balances at December 31, 2002 and October 31, 2001 were as follows:

	2002	2001
Saving- United Bank	$ -0-	$ 220
Checking accounts- United Bank	7,849	1,190
Savings- FISERV	-0-	25,183
Total	$ 7,849	$ 26,593

4. Clearing Deposit

TWS held a clearing deposit with Computer clearing house as requirement for TWS to do business with Computer clearing house. The FISERV Correspondent services, Inc. has not required a clearing deposit as of December 31, 2002. At December 31, 2002 and October 31, 2001, the balance in these accounts were as follows:

	2002	2001
Computer clearing house	$ 30,000	$30,000
FISERV Correspondent services	-0-	-0-
Success Trade	5,000	-0-
Total	$ 35,000	$30,000

5. **Organizational Costs**

Although TWS was incorporated in November 1999, it started doing business towards the end of August 2000, after registering as a member of NASD (July 2000). Management elected to record certain expenses incurred in setting up the company as organizational costs and chose to amortize these costs over 60 months. At December 31, 2002 and October 31, 2001, the balances of the organizational costs and applicable amortization expense were as follows:

	2002	2001
Organizational costs	$ 4,470	$ 4,470
Less: Amortization	(2,906)	(1,788)
Net	$ 1,564	$ 2,682

TRADE WALL STREET, INC.
Statement of Changes in Stockholders' Equity
For the 14-Months Ended December 31, 2002

Schedule A

1. Changes in Stockholders' Equity:

Balance, beginning of period	$	58,364
Net income (loss)		(51,454)
Additions (includes non-conforming capital of $0)		38,177
Deductions (includes non-conforming capital of $0)		0
Balance, end of period	$	45,087

The accompanying notes are an integral part of these schedules

TRADE WALL STREET, INC.
Computation of Net Capital Under 240.15c3-1
December 31, 2002

Schedule B

Account Name	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Cash (Note 3)	$ 7,849	$ -	$ -	$ -	$ -
Accounts receivable-advances		1,182			
Commission receviable	346				
Clearing deposit (Note 4)	35,000				
Organizational costs, net	-	1,564			
Accounts payable	-			$854	
Common stock					11000
Additional paid-in capital					90,325
Retained earnings					(4,784)
Net Income					(51,454)
Totals	$ 43,195	$ 2,746	$ -	$ 854	$ 45,087

2. NET CAPITAL COMPUTATION:

Total Assets	$ 45,941
Less: Total Liabilities	(854)
Net worth	45,087
Less: Subordinated Loans (approved)	-
Adjusted Net Worth	45,087
Less: Non-Allowable Assets	(2,746)
Tentative Net Worth	42,341
Haircuts	-
Undue Concentration haircuts	-
Net Capital	42,341
Less Minimum Required Net Capital per SEC rule 15c3-1	(5,000)
Excess Net Capital	$ 37,341

3. Reconciliation of Differences:

No material differences exist between the computation of net capital above and the Wall Street, Inc.'s unaudited most recent Part II or Part IIA filings.

The accompanying notes are an integral part of these schedules

TRADE WALL STREET, INC.
Other Supplementary Data
For the 14-Months Ended December 31, 2002

Schedule C

4. **A Computation for Determination of the Reserve Requirements**

   Trade Wall Street, Inc. is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

5. **A reconciliation, including appropriate explanations of the audited Computation of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding unaudited most recent Part II or Part IIA filing shall be filed with said report when material differences exist. If no material differences exist, a statement so indicating shall be filed.**

   Trade Wall Street, Inc. is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

6. **Information Relating to the Possession or Control Requirements.**

   Trade Wall Street. Inc. is a fully disclosed Broker Dealer and is exempt from this requirement.

7. **A Statement of Changes in Liabilities Subordinated to Claims of General Creditors.**

   There are no general creditors as of December 31, 2002

8. **A report describing any material inadequacies found to exist .**

   There were no material inadequacies found by auditors to exist.

9. **A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.**

   No such differences exist because Trade Wall Street, Inc. does not have subsidiaries that would require a consolidated financial condition for Trade Wall Street, Inc.

The accompanying notes are an integral part of these schedules